Exhibit 99.1

OBSIDIAN ENERGY ANNOUNCES VOTING RESULTS FROM THE

2018 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

Calgary, May 11, 2018 OBSIDIAN ENERGY LTD. (TSX/NYSE – OBE) (“Obsidian Energy” or the “Company”) is pleased to announce that at its annual and special meeting of shareholders held on May 11, 2018, Obsidian Energy’s shareholders approved all resolutions outlined in the Notice of 2018 Annual and Special Meeting and Management Proxy Circular dated April 6, 2018 (the “Information Circular”), which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on Obsidian Energy’s website at www.obsidianenergy.com.

1.	Appointment of Auditor

By resolution passed by show of hands, Ernst & Young LLP, Chartered Accountants, was appointed as auditor of Obsidian Energy for the ensuing year.

2.	Election of Directors

By resolutions passed by ballot vote, the following ten nominees proposed by management were elected as directors of the Company to hold office until the next annual meeting of Shareholders or until their successors are elected or appointed:

Name of Nominee

	Votes For	Percent	Votes Withheld	Percent
John Brydson	208,268,944	94.18%	12,860,588	5.82%
Raymond D. Crossley	173,540,960	78.48%	47,588,572	21.52%
Michael J. Faust	212,121,534	95.93%	9,007,998	4.07%
David L. French	173,797,525	78.60%	47,332,007	21.40%
William A. Friley	173,503,281	78.46%	47,626,251	21.54%
Maureen Cormier Jackson	172,937,537	78.21%	48,191,995	21.79%
Edward H. Kernaghan	182,654,664	82.60%	38,474,868	17.40%
Stephen Loukas	212,872,911	96.27%	8,256,621	3.73%
Gordon Ritchie	205,028,443	92.72%	16,101,089	7.28%
Jay W. Thornton	190,613,504	86.20%	30,516,028	13.80%

3.	Non-Binding Advisory Vote on the Corporation’s Approach to Executive Compensation

By resolution passed by ballot vote, an advisory resolution was passed to approve the Company’s approach to executive compensation as outlined in the Information Circular. The results of the ballot were as follows:

Votes For	Percent	Votes Withheld	Percent
174,340,867	78.84%	46,786,538	21.16%

Obsidian Energy shares are listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “OBE”.

For further information, please contact:

OBSIDIAN ENERGY: Suite 200, 207 – 9th Avenue SW, Calgary, Alberta T2P 1K3, Phone: 403-777-2500, Fax: 403-777-2699, Toll Free: 1-866-693-2707, Website: www.obsidianenergy.com; Investor Relations: Toll Free: 1-888-770-2633, E-mail: investor_relations@obsidianenergy.com